Exhibit 99.94

DHX Media announces commission of Hank Zipzer, season two, starring Henry Winkler

HALIFAX, June 9, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces the commissioning by CBBC in the U.K. of a second series of the fast-paced kids comedy series Hank Zipzer, starring multi-award-winning actor Henry Winkler.

Produced by Kindle Entertainment with DHX Media and Walker Productions, the 13 half hour episode children's series is inspired by the book series Hank Zipzer: The World's Greatest Underachiever, written by Henry Winkler and Lin Oliver.

The comedy series, which will film in the U.K., follows the life of 13-year-old Henry 'Hank' Zipzer (played by Nick James) and is based on Henry Winkler's own experiences as a young boy growing up with dyslexia.

The second series will air on CBBC in 2015/16 and is being made for CBBC by Kindle Entertainment, in association with Walker Productions, DHX Media and Screen Yorkshire, which is providing funding through its Yorkshire Content Fund.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and marketing of family entertainment. DHX Media owns, markets and distributes over 10,000 episodes of entertainment programming worldwide and licenses its owned properties through its dedicated consumer products business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 09:25e 09-JUN-14